EMERGING MEDIA HOLDINGS, INC.
225 Saddleworth Place
Lake Mary, FL 32746
Fax. (509) 891-8382

May 6, 2011

Larry Spirgel
Assistant Director
Securities & Exchange Commission
100 F. St., N.W.
Washington, D.C. 20549

Re:	Emerging Media Holdings, Inc.
Form 8-K filed February 16, 2011
PRE14C filed March 11, 2011
File No. 000-52408

Mr. Spirgel:

The Company requests an extension to respond to the Staff’s comments until May 13, 2011.

Sincerely,

By:  Chris Smith
Title:  President